June 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-7010

Attention:	Joseph Kempf, Staff Accountant
Robert Littlepage, Accounting Branch Chief
Edwin Kim, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	Telesat Corporation and Telesat Partnership LP Amendment No. 2. to Registration Statement on Form F-4 Filed June 24, 2021 File No. 333-255518 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-255518) filed by Telesat Corporation (the “Company”) and Telesat Partnership LP (the “Partnership”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2021, as amended on May 28, 2021 and June 24, 2021 (the “Registration Statement”).

The Company and the Partnership hereby request the Registration Statement be made effective at 11:00 a.m., Eastern Time, on June 30, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact John L. Robinson of Wachtell, Lipton, Rosen & Katz at (212) 403-1056 or by email at JLRobinson@wlrk.com with any questions you may have concerning this request. Please notify Mr. Robinson when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

By:	/s/ Christopher S. DiFrancesco

Name:	Christopher S. DiFrancesco
Title:	Vice President, General Counsel and Secretary

cc:   John L. Robinson, Wachtell, Lipton, Rosen & Katz

Maurice M. Lefkort, Willkie Farr & Gallagher LLP

Douglas P. Warner, Weil, Gotshal & Manges LLP